

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2012

Via E-mail
Davis Pritchard
Chief Executive Officer
KaloBios Pharmaceuticals, Inc.
260 East Grand Avenue
South San Francisco, CA 94080

> **Re:** **KaloBios Pharmaceuticals, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 5, 2012**
> **File No. 000-54735**

Dear Mr. Pritchard:

We have limited our review of your preliminary proxy statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your proxy statement as requested. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in correspondence.

After reviewing any amendment to your proxy statement and the information you provide in response to these comments, we may have additional comments.

Proposal 1: Approval of Reverse Stock Split, page 7

1. Because the number of authorized shares of the Company's stock will not be reduced proportionately to the reverse split ratio, the reverse split will have the effect of increasing the board's ability to issue authorized and unissued shares without further shareholder action. Accordingly, please include in the description of your proposed reverse stock split a statement as to any specific plans, arrangements, understandings, etc. to issue your authorized but unissued shares after the split has taken effect.

Proposal 3: Approval of Post-IPO Certificate of Incorporation, page 13

2. Please summarize each of the material changes you are proposing to make to your certificate of incorporation, including the purpose of these amendments, and the resulting impact they will have on the rights of your shareholders, if any.

Proposal 4: Approval of Post-IPO Bylaws, page 16

3. Please summarize each of the material changes you are proposing to make to your bylaws, including the purpose of these amendments, and the resulting impact they will have on the rights of your shareholders, if any.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Scot Foley at (202) 551-3383, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Bennett L. Yee, Esq.
        David T. Young, Esq.
        Gunderson Dettmer Stough Villeneuve
        Franklin & Hachigian, LLP
        1200 Seaport Boulevard
        Redwood City, CA 94063